Exhibit 5.1

20 April 2016
Confidential
Your reference
Ensco plc	Your Reference
6 Chesterfield Gardens
London W1J 5BQ	Our reference
United Kingdom	HLD/EVP/CPPC

Direct line
+44 (0)20 7090 3102

Dear Sirs,

Ensco plc (the “Company”)
Proposed offering of new ordinary shares

We have acted solely as English counsel to the Company, a public limited company incorporated in England and Wales, in connection with the issue of up to 65,550,000 Class A ordinary shares of US$0.10 each in the capital of the Company (the “Securities”) as authorised by the unanimous written resolutions of the board of directors of the Company dated 8 April 2016 approving such offering in principle (the “Board Resolutions”).

In rendering the opinion set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Underwriting Agreement dated 14 April 2016 between the Company, Goldman, Sachs & Co. (“GS”) and Morgan Stanley & Co. LLC (“MS”); (ii) the Subscription and Transfer Agreement dated 14 April 2016 between the Company, ESV Jersey Limited (“JerseyCo”) and MS; (iii) the Put and Call Option Agreement dated 14 April 2016 between the Company, JerseyCo and MS; (iv) copies of the minutes of a meeting of a committee of the board of directors of the Company on 14 April 2016 (the “Pricing Committee Minutes”); (v) the Board Resolutions; and (vi) copies (as of 20 April 2016), of the memorandum and articles of association (and any resolutions or agreements amending the same) of the Company and the certificates of incorporation of the Company.  Terms and expressions defined in the Underwriting Agreement have the same meanings when used in this letter.

We have assumed, without independent investigation, the genuineness of all signatures and the conformity to original documents of all documents submitted to us as certified, photostatic, reproduced, or conformed copies.  In addition, we have assumed that: (i) the annual general meeting of the Company held on 18 May 2015 was duly convened and held and the resolution numbered 2 (Authority to allot shares) set out in the notice of such meeting was duly passed and filed in accordance with the Companies Act 2006 (as amended), remains in full force and effect and US$3,413 of aggregate nominal value of Class A ordinary shares have been issued pursuant to such authority as at the date of this opinion; (ii) the directors of the Company have acted in accordance with their duties as directors and for a proper purpose under all applicable laws and the memorandum and articles of association of the Company in so far as is relevant to this opinion

CFI Saul SM Edge NPG Boardman PFJ Bennett CM Horton EA Barrett PP Chappatte SL Edwards F Murphy PH Stacey CWY Underhill OA Wareham RJ Clark SJ Cooke	DL Finkler MD Bennett RD de Carle SP Hall RC Stern JR Triggs A Beare JD Boyce MEM Hattrell N von Bismarck PWH Brien JM Fenn AN Hyman AC Johnson	SR Galbraith NDF Gray SRB Powell AG Ryde JAD Marks SD Warna-kula-suriya DA Wittmann TS Boxell SJ Luder AJ McClean JC Twentyman GN Eaborn STM Lee AC Cleaver	DR Johnson S Middlemiss RA Swallow CS Cameron CA Connolly PJ Cronin BJ-PF Louveaux MST Leung R Doughty E Michael RR Ogle PC Snell HL Davies JC Putnis	RA Sumroy JC Cotton RJ Turnill WNC Watson CNR Jeffs SR Nicholls MJ Tobin DG Watkins BKP Yu EC Brown RA Chaplin J Edwarde AD Jolly S Maudgil	JS Nevin JA Papanichola JM Zaman RA Byk GA Miles GE O’Keefe T Pharoah MD Zerdin RL Cousin BJ Kingsley IAM Taylor DA Ives MC Lane LMC Chung	RJ Smith MD’AS Corbett PIR Dickson AC Eastell IS Johnson RM Jones EJ Fife JP Stacey LJ Wright JP Clark WHJ Ellison AM Lyle-Smythe SC Macknay A Nassiri	DE Robertson TA Vickers RA Innes CP McGaffin CL Phillips SVK Wokes	Authorised and regulated by the Solicitors Regulation Authority Firm SRA number 55388 CE 536201388 letter; and (iii) there has been and will have been no contravention of any of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) or any applicable secondary legislation made under it by anyone in relation to the offering of the Securities (including without limitation, the provisions of sections 19 and 21 of FSMA).  As to certain other matters of fact, both express and implied, we have relied upon representations, statements and certificates of officers of the Company.

Based upon the above, and subject to the stated assumptions, we are of the opinion that, when issued in accordance with the Board Resolutions and the Pricing Committee Minutes and subject to the statutory notification to the Registrar of Companies of the allotment of the Securities (as required by the Companies Act 2006 (as amended)), the Securities will be duly authorised, validly issued, fully paid and non-assessable.

Our opinion set forth herein is limited to English law and to the extent that judicial and regulatory orders or consents, approvals, licences, authorisations, filings or registrations for governmental or other public authorities are relevant, to those required under such law.  We express no opinion and make no representation with respect to any other laws or the law of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to any references to this firm in the prospectus contained therein.  In giving this consent, we do not admit that we are experts within the meaning of section 11 of the Securities Act 1933 or within the category of persons whose consent is required under section 7 of the Securities Act 1933.

Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or any other document or agreement involvement with the issuance of the Securities.  We assume no obligation to advise you of facts, circumstances, events or developments which may hereafter be brought to our attention and which may alter, affect, or modify the opinions expressed herein.

Yours faithfully,

/s/ Slaughter and May

Slaughter and May